PRESS RELEASE
                      For Immediate Release


CAPITAL ENVIRONMENTAL ANNOUNCES ACQUISITION OF A MUNICIPAL SOLID
 WASTE LANDFILL AND A TRANSFER STATION UNDER DEVELOPMENT IN THE
                      GREATER HOUSTON AREA

  PLANS TO MIGRATE THE CORPORATE DOMICILE TO BECOME U.S. BASED
                COMPANY AND APPOINT NEW DIRECTORS


BURLINGTON, ON (February 25, 2004) - Capital Environmental Resource Inc. (NASDAQ: CERI) today announced that it, and its wholly owned subsidiary, Waste Services, Inc., have acquired a new, fully permitted, municipal solid waste landfill currently under development in Fort Bend County, Texas, approximately 36 miles southwest of Houston. Fort Bend County is ranked as one of the 15 fastest growing counties in the United States. This 2,700-acre facility, which will serve the greater Houston area, has a
permitted   capacity  of  38  million  tons.   It  is   currently
anticipated the landfill will open for commercial operation in the third quarter of 2004.

In addition to the landfill facility, the Company has acquired a leasehold interest of a site in Houston that is fully permitted for the construction and operation of a solid waste transfer station. The transfer station is expected to commence operations in the fourth quarter of 2004.

The purchase price for the two sites consists of US $10 million in cash and 4,375,000 shares of Capital Environmental common stock.

"This acquisition is yet another example of Capital's disciplined acquisition strategy to acquire strategically located landfills in close proximity of major population centers and then vertically integrate with transfer and collection operations," said David Sutherland-Yoest, Capital's Chairman and Chief Executive Officer.

Capital also announced its intention to proceed to reorganize and migrate the corporate domicile of the Company to Delaware. This will require the approval of the Ontario Superior Court of Justice and the Company's shareholders. The existing shares of Capital will be exchanged for shares of Waste Services, Inc., a Delaware corporation. This migration will enhance the Company's strategic entry and significant expansion into the United States solid waste market, affording the Company greater access to the US capital markets.

Capital also announced that, upon completion of the migration, Jack E. Short, Wallace L. Timmeny and Michael J. Verrochi will join the board of directors of Waste Services, Inc. and become the board's audit committee.

Jack E. Short retired in 2001 after a distinguished career with PricewaterhouseCoopers. In 1994, Mr. Short was appointed for a five year term to the Oklahoma Board of Accountancy, serving as its chairman for two of those years. In 2002, Mr. Short was honored for his many and varied civic endeavors and involvement.

Wallace L. Timmeny has been a partner in the law firm of Dechert LLP since 1996. Mr. Timmeny is a past chairman of the Executive Council of the Securities Law Committee of the Federal Bar Association. From 1965 to 1979, Mr. Timmeny was an attorney with the U.S. Securities and Exchange Commission and ultimately the deputy director of its Division of Enforcement.

Michael   J.  Verrochi  served  in  senior  executive  positions,
including    Executive   Vice-President   with    Browning-Ferris
Industries, Inc., a solid waste management company, and a member of its Board of Directors.

David Sutherland-Yoest, Capital's Chairman and Chief Executive Officer said "The migration is another important step in the company's strategic entry and significant expansion into the United States solid waste market. I am especially excited by our ability to attract to our board people of the caliber of Jack Short, Wally Timmeny and Mike Verrochi."

For information contact:

Ronald L. Rubin
Executive Vice President, Chief Financial Officer
4802811823

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         Safe Harbor for Forward-Looking Statements

Certain matters discussed in this press release are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements describe the company's future plans, objectives and goals. These forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from the plans, objectives and goals set forth in this press release. Factors which could materially affect such forward-looking statements can be found in Capital's periodic reports filed with the Securities and Exchange Commission, including risk factors detailed in Capital's Form 20-F/A for the year ended December 31, 2002. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

The forward-looking statements made in this press release are only made as of the date hereof and Capital undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Capital Environmental Resource Inc. is a regional integrated solid waste services company that provides collection, transfer, disposal and recycling services in Canada and the United States.
The Company's web site is www.capitalenvironmental.com